Filed Pursuant to Rule 424(b)(3)
Registration No. 333-136804
SUPERFUND GREEN, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED APRIL 21, 2011 TO PROSPECTUS DATED AUGUST 13, 2010
MARCH 2011 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	March 2011	Year to Date	3/31/2011	3/31/2011
Series A	-0.59%	-0.89%	$37,939,629	$1,536.92
Series B	-0.82%	0.74%	$54,309,699	$1,786.77

*	All performance is reported net of fees and expenses
Fund results for March 2011:
     The Fund’s allocation to global equity markets underperformed in March as a sharp countertrend reversal following the disaster in Japan produced losses for the Fund’s strategies. Equity markets opened the month moving sideways as the reemergence of sovereign debt and inflation worries in Europe offset steady expansion in global manufacturing. From there the Nikkei plunged 25.0% on panic-induced selling following the events of March 11th. Results for the Fund’s models experienced losses as most leading indices participated in the selloff as risk appetite abated. Equities quickly recovered as the focus shifted to the growth to be generated by rebuilding Japan. Nikkei futures finished only 7.7% lower on the month while shares in South Korea and Hong Kong finished 9.1% and 0.9% higher, respectively, on the belief that these markets are well positioned to fill the temporary void left by the decimated Japanese manufacturing sector. U.S. equity markets also experienced small gains as macroeconomic data continued on a positive trajectory. A mixture of long and short positions in equity markets produced losses.
     The Fund’s positions in the bond sector experienced gains in March despite volatile market conditions as geopolitical instability in Libya and Japan and financial instability in Europe led investors to the relative safety of treasuries. Positions in Japanese government 10-year bonds experienced gains as the market opened the month near unchanged before rallying sharply in response to a nearly 20.0% washout in equities following the disaster. The Fund experienced losses in German bund futures as the market finished lower on news of improving employment, factory orders and retail sales. Meanwhile, the sovereign debt situation continued to evolve amid several debt downgrades of peripheral states, prompting investors to demand more yield to hold German debt even as European Union leaders agreed to an expanded bailout package for troubled states. Results in U.S. bonds also experienced losses in turbulent trading activity as strong economic prospects offset geopolitical safe haven buying. A mixture of long and short bond positions produced gains.
     The Fund’s currency positions experienced gains in March as interest rate expectations and unsettling geopolitical developments dominated trading activity. June euro futures advanced 2.9% despite debt downgrades of Greece, Portugal and Spain as the European Central Bank chairman continued to express the need for extreme vigilance with respect to the growing threat of inflation. The Swiss franc (+1.3%) continued to benefit as investors sought shelter from the U.S.’s quantitative easing and Europe’s sovereign debt troubles. The yen rose over 4.0% following the catastrophic earthquake, amid expectations for a massive repatriation of capital to rebuild the stricken nation. However, in the first coordinated G7 intervention since the 2000 support for the euro, central bankers crushed the rally on March 18th, leading to a loss of 1.6% on the month. The Mexican peso (+2.0%) outperformed as the oil producing nation saw slowing inflation complimented by expectations for continuing strong GDP growth. A mixture of long and short currency positions produced gains.
     Other market sectors did not reveal significant trends and did not have a substantial influence on this month’s overall negative performance.
     For the month of March 2011, Series A lost 0.89% and Series B gained 0.74%, net of all fees and expenses.
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPERFUND GREEN, L.P. — SERIES A
March 2011 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended March 31, 2011)
STATEMENT OF INCOME

March 2011
Investment income, interest	$2,462

Expenses
Management fee	58,833
Ongoing offering expenses	31,802
Operating expenses	4,770
Selling Commissions	127,208
Other expenses	2,290
Incentive fee	—
Brokerage commissions	69,801

Total expenses	294,704

Net investment gain (loss)	(292,243)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	1,924,166
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(1,859,130)

Net gain(loss) on investments	65,036

Net increase (decrease) in net assets from operations	$(227,207)

STATEMENT OF CHANGES IN NET ASSET VALUE

March 2011
Net assets, beginning of period	$38,818,802

Net increase (decrease) in net assets from operations	(227,207)

Capital share transactions
Issuance of shares	172,405
Redemption of shares	(824,372)

Net increase(decrease) in net assets from capital share transactions	(651,966)

Net increase(decrease) in net assets	(879,173)

Net assets, end of period	$37,939,629

NAV Per Unit, end of period	$1,536.92

SUPERFUND GREEN, L.P. — SERIES B
March 2011 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended March 31, 2011)
STATEMENT OF INCOME

March 2011
Investment income, interest	$3,167

Expenses
Management fee	84,219
Ongoing offering expenses	45,524
Operating expenses	6,829
Selling Commissions	182,095
Other expenses	4,052
Incentive fee	—
Brokerage commissions	147,682

Total expenses	470,402

Net investment gain(loss)	(467,235)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	3,928,109
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(3,905,468)

Net gain(loss) on investments	22,641

Net increase (decrease) in net assets from operations	$(444,594)

STATEMENT OF CHANGE IN NET ASSET VALUE

March 2011
Net assets, beginning of period	$55,697,919

Net increase (decrease) in net assets from operations	(444,594)

Capital share transactions
Issuance of shares	283,200
Redemption of shares	(1,226,826)

Net increase (decrease) in net assets from capital share transactions	(943,626)
Net increase(decrease) in net assets	(1,388,219)

Net assets, end of period	$54,309,699

NAV Per Unit, end of period	$1,786.77

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/ Nigel James
Nigel James, President
Superfund Capital Management, Inc. General Partner Superfund Green, L.P.